Jonathan Kopcsik
jkopcsik@stradley.com
215.564.8099

September 8, 2017

Hae-Sung Lee
Attorney-Adviser
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Innovator ETFs Trust (formerly, Academy Funds Trust), et. al., File No. 812-14781

Dear Mr. Lee:

On behalf of the Applicants, below you will find Applicants' responses to the comments provided in your letter dated August 30, 2017 relating to the application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Below we have stated your comments and the Applicants' response to each comment.1

1.	Comment: On page 4, in the carryover paragraph at the bottom of the page, please replace "granted an order to Innovator Management" with "granted an order to Innovator Management and the Trust."

Response: The requested change has been made.

2.	Comment: One page 4, please replace footnote 1 with the following: "Innovator and Innovator Management are not affiliated persons of each other."

Response: The requested change has been made.

3.	Comment: On page 5, in the carryover paragraph at the top of the page, please replace "Innovator received oral no-action relief from the Staff permitting Innovator" with

[1]
Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the application, unless otherwise indicated. Page numbers refer to the clean version of the application filed on EDGAR on June 7, 2017.

Hae-Sung Lee
September 8, 2017

"Innovator, the Trust, and Quasar received oral no-action relief from the Staff permitting them."

Response:  The requested change has been made.

4.
Comment:  On page 5, in the first full paragraph, in the second sentence, please replace "… but also to any future series of the Trust as well as other future open-end management companies offering exchange-traded Shares…" with "…but also to any additional series of the Trust as well as other additional open-end management companies offering exchange-traded Shares…".

Response:  The requested change has been made.

5.	On page 5, in footnote 2, please delete 812-14358.

Response:  The requested change has been made.

6.
Comment:  On page 5, please replace footnote 3 with the following: "On [ ], 2017, the Staff issued a formal no-action letter confirming the oral relief that the staff provided to Jonathan Kopcsik, Esq., of Stradley Ronon Stevens & Young LLP on May 5, 2017.  Innovator Capital Management, LLC, et al. (pub. avail.
 [ ], 2017)."

Response:  Pursuant to a conversation with Jill Ehrlich following receipt of the foregoing comment, the Applicants have been instructed to disregard this comment.

7.	Comment: On page 5, please update the precedent cited in footnote 4 to applications that have been ordered more recently.

Response:  A more recent precedent has been added to footnote 4.

8.	Comment: On page 7, in the first paragraph, please replace the second sentence with the following:
a.
"The Trust is organized as a series fund with multiple series pursuant to registration statements on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933 ("Securities Act") and the 1940 Act (each, a "Registration Statement")."

Response:  The requested change has been made.

9.	Comment: On page 7, please replace the third paragraph with the following:
a.
The Distributor is a Delaware limited liability company and a registered broker-dealer under the Exchange Act and a member of the Financial Industry Regulatory Authority ("FINRA") and will act as the distributor

Hae-Sung Lee
September 8, 2017

and principal underwriter of the Funds.  The Distributor will distribute Shares on an agency basis.  Applicants request that the Order requested herein apply to any future distributor of the Funds, which also would be a registered broker-dealer under the Exchange Act and would comply with the terms and conditions of the Application. The Distributor will comply with the terms and conditions of this Application (each future distributor included in the term the "Distributor").  The Distributor of any Fund may be an affiliated person of the Advisor and/or Sub-Advisors.

Response:  The requested change has been made.

10.
Comment:  On page 13 and elsewhere in the application, applicants reference a settlement cycle of T+3 Business Days.  Effective September 5, 2017, Rule 15c6-1 under the Exchange Act of 1934 will require that most securities transactions be settled within two business days of the trade date.  Please revise the application as appropriate to reflect this change.

Response:  The requested change has been made.

11.
Comment:  On page 31, in the third full paragraph, in the last sentence, please replace "…of an Investing Fund because an investment adviser to the Funds is…" with "…of an Investing Fund because an Advisor or an entity controlling, controlled by or under common control with an Advisor to the Funds is…"

Response:  The requested change has been made.

12.
Comment:  Applicants reference NASD Conduct Rule 2830 in this Application.  Please note that the rule has been recodified as FINRA Rule 2341.  Please delete footnote 35 and update related references in the representations and conditions as necessary.

Response:  The requested change has been made.

* * *

We are attaching to the revised Application a marked PDF to show changes from the previously filed version of the Application.  Please direct any questions related to this filing to my attention at (215) 564-8099.  We appreciate your timely attention to this matter.

Sincerely,

/s/ Jonathan M. Kopcsik
Jonathan M. Kopcsik

Hae-Sung Lee
September 8, 2017

cc:	H. Bruce Bond